                                                                 EXHIBIT (99)(B)
                            FIRST UNION CORPORATION
                        PRO FORMA FINANCIAL INFORMATION
                 PRO FORMA COMBINED CONDENSED INCOME STATEMENTS
                                  (UNAUDITED)
     The following unaudited pro forma combined condensed statements of income present the combined statements of income assuming the companies had been combined for each period presented on a purchase accounting basis (effective as of January 1, 1994).

                                                                          FIRST UNION      PURCHASE       PRO FORMA     PRO FORMA
(IN THOUSANDS EXCEPT PER SHARE DATA)                                      CORPORATION    ACQUISITIONS    ADJUSTMENTS    COMBINED
YEAR ENDED DECEMBER 31, 1994
Interest income........................................................   $5,094,661        544,564        (54,991)     5,584,234
Interest expense.......................................................    2,060,946        301,751             --      2,362,697
Net interest income....................................................    3,033,715        242,813        (54,991)     3,221,537
Provision for loan losses..............................................      100,000            363             --       100,363
Net interest income after provision for loan losses....................    2,933,715        242,450        (54,991)     3,121,174
Securities available for sale transactions.............................      (11,507 )        2,085             --        (9,422 )
Investment security transactions.......................................        4,006             --             --         4,006
Noninterest income.....................................................    1,166,470         40,575             --      1,207,045
Noninterest expense....................................................    2,677,228        197,446         37,015      2,911,689
Income before income taxes.............................................    1,415,456         87,664        (92,006)     1,411,114
Income taxes...........................................................      490,076         27,551        (28,905)      488,722
Net income.............................................................      925,380         60,113        (63,101)      922,392
Dividends on preferred stock...........................................       25,353             --             --        25,353
Net income applicable to common stockholders before redemption
  premium..............................................................      900,027         60,113        (63,101)      897,039
Redemption premium on preferred stock..................................       41,355             --             --        41,355
Net income applicable to common stockholders after redemption
  premium..............................................................   $  858,672         60,113        (63,101)      855,684
Pro forma per common share data
  Net income available to common stockholders before redemption
    premium............................................................   $     5.22                                        5.07
  Net income available to common stockholders after redemption
    premium............................................................   $     4.98                                        4.84
  Average common shares (in thousands).................................      172,543                                     176,835

See accompanying notes to pro forma financial information.

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                            FIRST UNION CORPORATION
                        PRO FORMA FINANCIAL INFORMATION
                   PRO FORMA COMBINED CONDENSED BALANCE SHEET
                            AS OF DECEMBER 31, 1994
                                  (UNAUDITED)

                                                                       FIRST UNION      PURCHASE       PRO FORMA      PRO FORMA
(IN THOUSANDS)                                                         CORPORATION    ACQUISITIONS    ADJUSTMENT      COMBINED
ASSETS
Cash and due from banks.............................................   $ 3,740,691         94,799       (943,537)      2,891,953
Interest-bearing balances...........................................       945,126          2,812             --         947,938
Federal funds sold and securities purchased under resale
  agreements........................................................     1,371,025         81,568             --       1,452,593
  Total cash and cash equivalents...................................     6,056,842        179,179       (943,537)      5,292,484
Trading account assets..............................................     1,206,675             --             --       1,206,675
Securities available for sale.......................................     7,752,479        314,798             --       8,067,277
Investment securities...............................................     3,729,869      1,931,631        (94,322)      5,567,178
Loans, net of unearned income.......................................    54,029,752      5,216,145             --      59,245,897
  Allowance for loan losses.........................................      (978,795)       (43,789)            --      (1,022,584)
  Loans, net........................................................    53,050,957      5,172,356             --      58,223,313
Premises and equipment..............................................     1,756,297         91,025        (22,725)      1,824,597
Due from customers on acceptances...................................       218,849             --             --         218,849
Mortgage servicing rights...........................................        84,898         11,304         29,295         125,497
Credit card premium.................................................        58,494             --             --          58,494
Other intangible assets.............................................     1,198,907         74,473        473,306       1,746,686
Segregated assets...................................................       164,568             --             --         164,568
Other assets........................................................     2,034,670        208,660        (13,571)      2,229,759
  Total assets......................................................   $77,313,505      7,983,426       (571,554)     84,725,377
LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits
  Noninterest-bearing...............................................    10,523,538        290,444             --      10,813,982
  Interest-bearing..................................................    48,434,735      5,410,881             --      53,845,616
     Total deposits.................................................    58,958,273      5,701,325             --      64,659,598
Short-term borrowings...............................................     7,532,343        591,078             --       8,123,421
Bank acceptances outstanding........................................       218,849             --             --         218,849
Other liabilities...................................................     1,778,009        126,897         10,204       1,915,110
Long-term debt......................................................     3,428,514        852,758             --       4,281,272
     Total liabilities..............................................    71,915,988      7,272,058         10,204      79,198,250
STOCKHOLDERS' EQUITY
Preferred stock.....................................................            --          5,861         (5,861)             --
Common stock........................................................       586,779         44,296        (34,256)        596,819
Paid-in capital.....................................................     1,433,422        550,182       (430,612)      1,552,992
Retained earnings...................................................     3,591,581        175,679       (175,679)      3,591,581
Less: Treasury stock................................................            --        (51,283)        51,283              --
Unrealized loss on debt and equity securities.......................      (214,265)       (13,367)        13,367        (214,265)
     Total stockholders' equity.....................................     5,397,517        711,368       (581,758)      5,527,127
     Total liabilities and stockholders' equity.....................   $77,313,505      7,983,426       (571,554)     84,725,377

See accompanying notes to pro forma financial information.

                    NOTES TO PRO FORMA FINANCIAL INFORMATION
     (1) The pro forma information presented is not necessarily indicative of the results of operations or the combined financial position that would have resulted had the acquisitions indicated in Note (2) been consummated at the beginning of the periods indicated, nor is it necessarily indicative of the results of operations in future periods or the future financial position of the combined entities.
     (2) During 1994, First Union Corporation (the "Corporation") entered into various transactions which included (i) the pooling of interests acquisitions of American Bancshares, Inc., Lieber & Company and Home Federal Savings Bank with aggregate assets of $478 million as of the dates acquired and which involved the issuance of 4,169,000 shares of the Corporation's common stock, and the August 1994 purchase accounting acquisition of BancFlorida Financial Corporation with assets of $1.6 billion at a cost of $161 million, (ii) the pending purchase accounting acquisitions of First Florida Savings Bank, FSB, Ameribanc Investors Group, and Coral Gables Fedcorp, Inc., at an aggregate estimated cost of approximately $603 million in cash and the pending purchase accounting acquisitions of American Savings Bank of Florida, FSB ("American Savings") and United Financial Corporation of South Carolina, Inc. ("United Financial") for approximately 9.0 million shares of the Corporation's common stock valued at approximately $385 million, (iii) the December 1994 purchase of a DE MINIMUS amount of loans, and the purchase of deposits from Chase Manhattan Bank of Florida, N.A. ("Chase") and Great Western Federal Savings Bank ("Great Western"), which in the aggregate amounted to $1.8 billion, at an aggregate cost of approximately $137 million, and (iv) the purchase of deposits of Jacksonville Federal Savings Association, Citizens Federal Savings Association, Cobb Federal Savings Association and Hollywood Federal Savings Association from the Resolution Trust Corporation ("RTC") in the aggregate amount of $640 million, at an aggregate cost of $68 million. Purchases of deposits from Chase, Great Western and the RTC do not constitute a sufficient continuity of operations, and moreover, additional financial data is not available to develop meaningful and reliable pro forma income statement information with respect to such purchases.
         Beginning in the third quarter of 1994 and continuing through February 14, 1995, the Corporation paid $161 million to purchase 3.8 million shares of its common stock to be issued in connection with the American Savings acquisition. The Corporation expects to purchase 3.0 million shares of its common stock for approximately $132 million to be issued for the United Financial acquisition. Goodwill and deposit base premium of approximately $552 million and $326 million, respectively, are currently expected to result from all completed and pending purchase transactions.
         On a pooling of interests accounting basis, income and other financial statements of the Corporation issued after consummation of such pooling of interests transactions would normally be restated retroactively to reflect the consolidated combined financial position and results of operations of the Corporation as if such transactions had taken place prior to the periods covered by such financial statements; however, because of the relative immateriality of such transactions to the Corporation on a consolidated basis, such statements, will not be retroactively restated solely as a result of consummation of those acquisitions.
     (3) In determining the pro forma adjustment amounts related to the pro forma combined condensed statements of income, a 3.68 percent to 4.08 percent and 3.12 percent cost of funds for the years ended December 31, 1994 and 1993, respectively, a six-to-ten year straight-line life related to investment securities, a nine-year straight-line life related to loans, a 10-year straight-line life related to premises and equipment and mortgage servicing rights, a 10-year sum-of-the-years digits method related to deposit base premium, and a 25-year straight-line life related to goodwill, were used.
     (4) Certain insignificant reclassifications have been included herein to conform statement presentations. Transactions conducted in the ordinary course of business between the companies are immaterial and, accordingly, have not been eliminated.
     (5) The unaudited pro forma financial information does not include any material expenses or restructuring charges related to the acquisitions.
     (6) As indicated by the foregoing unaudited pro forma financial information and based solely on combined financial information as of December 31, 1994, upon consummation of the acquisitions, the Corporation's historical net income per common share for the year ended December 31, 1994, would have been dilutive by 2.9 percent. It should not necessarily be assumed, however, that the foregoing data will represent actual dilution with respect to the acquisitions.